EXHIBIT 99.1

                          GLOSSARY OF OIL AND GAS TERMS
                          -----------------------------

BARREL OF OIL (""BBL"):
     Measurements which equal a barrel of oil include 159 liters, 0.159 cubic meters, 35 Imperial gallons, and 42 U.S. gallons.

BARRELS PER DAY (""B/D"" OF ""BPD""):
     The number of barrels of oil produced from a well over a 24 hour period, normally an average figure from a longer period of time.

BCF:
     Billion  cubic  feet.

BOREHOLE OR BORE:
     The hole created in the earth when a well is drilled or bored.

CHOKE:
     Device to restrict rate of flow during testing or production of a well.

COMPLETION:
     The  procedure  by  which  a  successful  well  is  readied for production.

CUBIC FEET PER DAY (""CFD""):
     The number of cubic feet of natural gas produced from a well over a 24 hour period, normally an average figure from a longer period of time. Generally expressed as mcf/d = thousand cubic feet per day, mmcf/d = million cubic feet per day, or bcf = billion cubic feet per day.

CUBIC FOOT:
     The  amount  of  gas  required  to  fill  a  volume  of  one  cubic  foot.

DISCOVERY WELL:
     An exploratory well that encounters a previously untapped oil or gas deposit.

DOWN HOLE PUMP:
     A pump placed down into a well, which is used to withdraw water and/or oil.

DRY HOLE:
     An unsuccessful well, drilled without finding commercial quantities of oil or gas.

FIELD*:
     An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

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EXPLORATION:
     Search for hydrocarbons by Geological and Geophysical (G&G) surveys that may be followed by exploration drilling.

EXPLORATORY WELL:
     A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. Generally, an exploratory well is any well that is not a development well, a service well, or a stratigraphic test well as those items are defined below.

HELD BY PRODUCTION (""HBP"") :
     Typically, a lease payment holds the lease on the oil and gas property until drilling and production occur, and thereafter, the lease is held by production until production stops.

INFILL DRILLING:
     Drilling more wells into the same pool so that oil does not have to travel as far through the rock.

INJECTION WELL:
     A well used for injecting fluids into a formation in an attempt to increase recovery efficiency.

LEASE:
     A legal document conveying the right to drill for oil and gas, or the tract of land on which a lease has been obtained where the producing wells and production equipment are located.

LEASE BONUS:
     The cash consideration paid by a lessee to the owner of the leasing rights, usually upon execution of an oil and gas lease. May take other forms than cash.

MBBL:
     Million Barrels.

MCF:
     Thousand  cubic  feet.

MMCF:
     Million cubic feet.

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NATURAL GAS:
     A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous rock formations. Its principal component is methane.

OLIGOCENE
     Third division of Tertiary period spanning an interval from about 40 to 25 million years ago.

OVERRIDING ROYALTY INTEREST (""ORRI""):
     An interest in production that is created and payable out of the working interest. Usually, the term of an ORRI is for the life of the mineral lease.

PAY:
     A producing sand.

PLAY:
     A play is a set of known or postulated oil and (or) gas accumulations sharing similar geologic, geographic, and temporal properties, such as source rock, migration pathway, timing, trapping mechanism, and hydrocarbon type

PLUG:
     A permanent plug, usually either cast iron or cement, set in a borehole to block the flow of fluids to isolate sections of the well or to permanently plug a dry hole or depleted well.

PRODUCTION DRILLING:
     Drilling of wells in order to bring a field into production.

PRODUCTION SCREEN:
     A liner put in a well to block the migration of formation sand into the well bore.

PROVED OIL AND GAS RESERVES:*
     Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          1. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test.
          The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

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          2.  Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

PROVED DEVELOPED OIL AND GAS RESERVES:*
     Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED PROPERTIES:
     Properties with proved reserves.

PROVED UNDEVELOPED RESERVES:*
     Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

POSSIBLE UNDEVELOPED RESERVES:

     Possible undeveloped reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves (see above). Additionally, they are reserves that are expected to be recovered from new wells on undrilled acreage where a relatively large expenditure is required and where reserves in formations that appear to be petroleum bearing are, based on log, core and seismic analysis. These reserves are incremental reserves which are attributed to infill drilling and are subject to technical uncertainty.

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UNPROVED PROPERTIES:
     Properties with no proved reserves.

RE-ENTRY:
     Testing a potential zone by using the borehole of a plugged and abandoned well, usually after new drilling and production has occurred in the area.

RESERVES:
     An economically recoverable quantity of crude oil and gas that has not yet been produced from reservoirs.

RESERVOIR:
     Porous  permeable  rock  containing  petroleum.

SEISMIC:
     Either two-dimensional or three-dimensional, computer assisted processing of sedimentary structures, assist in planning drilling programs.

SHUT-IN WELL:
     A well which is producing or capable of producing but is not produced. Reasons for wells being shut in may be lack of a pipeline, lack of a market, etc.

WELLBORE:
     The hole drilled by the bit that is equipped for oil or gas production on a completed well. Also called Well or Borehole.

WELLHEAD:
     The control equipment fitted to the top of the well consisting of outlets, valves, blowout preventors, etc.

WORKOVERS:
     Major repairs or modifications which restore or enhance production from a well.

* These definitions are abbreviated version of the complete definition as defined by the SEC in Rule 4-10(a) of Regulation S-X. See www.sec.gov/divisions/corpfin/forms/regsx.htm#gas for the complete definition.

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